08030437

AB 3/13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section FEB 28 2008 Washington DC 106

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...ES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47647

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tremont Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Corporate Center at Rye 555 Theodore Fremd Ave.
(No. and Street)

RYE	NY	10580
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jessica Vertz Campbell, Financial and Operations Principal (914) 925 - 1140
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/18/08

OATH OR AFFIRMATION

I, Jessica Vertz Campbell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tremont Securities Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal
Title

TONI AGOVINO
Notary Public, State of New York
No. 01AG6026881
Qualified in Bronx County
Commission Expires June 21, 2011

Toni Agovino
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TREMONT SECURITIES, INC.

Financial Statements
and Supplementary Schedules

December 31, 2007

Table of Contents

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

Board of Directors
Tremont Securities, Inc.

We have audited the accompanying statement of financial condition of Tremont Securities, Inc. (the Company) as of December 31, 2007, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tremont Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the schedules on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 25, 2008

TREMONT SECURITIES, INC.

Statement of Financial Condition

December 31, 2007

Assets

Cash and cash equivalents	$	862,463
Private placement fees receivable, net of $2,270 allowance for bad debts		61,913
Investment securities (cost – $16,300)		64,454
Due from Parent		16,058
Income taxes receivable from Parent		5,311
Other assets		7,896
Total assets	$	1,018,095

Liabilities and Shareholder's Equity

Liabilities:		
Accrued expenses	$	40,500
Net deferred tax liability		17,234
Total liabilities		57,734
Shareholder's equity:		
Common stock, no par value. Authorized, issued and outstanding 200 shares		20,000
Additional paid-in-capital		150,000
Retained earnings		790,361
Total shareholder's equity		960,361
Total liabilities and shareholder's equity	$	1,018,095

See accompanying notes to financial statements.

TREMONT SECURITIES, INC.

Statement of Income

Year ended December 31, 2007

Revenues:		
Private placement fees	$	55,567
Commissions		6,560
Performance fees		44,621
Interest income		32,489
Other income		35,000
Total revenues		174,237
Expenses:		
Administrative services		94,883
Directed brokerage expenses		1,641
General and administrative		51,646
Total expenses		148,170
Change in unrealized appreciation on investment securities		24,427
Income before income taxes		50,494
Provision for income taxes		19,854
Net income	$	30,640

See accompanying notes to financial statements.

TREMONT SECURITIES, INC.

Statement of Changes in Shareholder's Equity

Year ended December 31, 2007

		Common stock	Additional paid-in capital	Retained earnings	Total shareholder's equity
Balance at January 1, 2007	$	20,000	150,000	759,721	929,721
Net income		—	—	30,640	30,640
Balance at December 31, 2007	$	20,000	150,000	790,361	960,361

See accompanying notes to financial statements.

TREMONT SECURITIES, INC.

Statement of Cash Flows

Year ended December 31, 2007

Operating activities:		
Net income	$	30,640
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in unrealized appreciation on investment securities		(24,427)
Deferred taxes		9,094
Changes in operating assets and liabilities:		
Private placement fees receivable		12,739
Due from Parent		18,207
Income taxes receivable from Parent		156,600
Other assets		2,715
Accrued expenses		24,817
Net cash provided by operating activities		230,385
Cash and cash equivalents, at beginning of year		632,078
Cash and cash equivalents, at end of year	$	862,463
Supplemental cash flow disclosure:		
Income tax payments from Parent	$	145,840

See accompanying notes to financial statements.

(1) General Information and Significant Accounting Policies

Tremont Securities, Inc. (the Company) is a broker-dealer registered under the Securities Exchange Act of 1934, as amended. The Company is a wholly owned subsidiary of Tremont Group Holdings, Inc. (formerly known as Tremont Capital Management, Inc.) (the Parent). The ultimate parent of Tremont Group Holdings, Inc. is MassMutual Holdings, LLC.

The Company acts as an introducing broker for security transactions initiated by its Parent and other affiliated and nonaffiliated entities. All transactions for its customers are cleared through and carried by a New York Stock Exchange member firm on a fully disclosed basis. Accordingly, customer positions are not reflected in the accompanying statement of financial condition. The Company is exposed to credit losses on these transactions in the event of nonperformance by its customers. This exposure is reduced by the clearing broker's policy of obtaining and maintaining adequate collateral until transactions are completed.

The Company also acts as a private placement agent for certain nonaffiliated limited partnerships (Partnerships). The Company receives a percentage of the management fee and, if applicable, a percentage of the special allocation paid by the Partnerships to the General Partners for interests introduced to the Partnerships by the Company. The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

In 2007, the consolidation of NASD and NYSE Member Regulation was completed, as a result the company received a one-time special payment of $35,000. This amount was reported as Other Income on the Statement of Income.

For purposes of presenting the cash flows, cash on deposit and investments in money market mutual funds are considered cash equivalents.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

All securities transactions including related revenues and expenses are recorded on a trade-date basis.

The investment securities consist of 1,300 shares of common stock of The Nasdaq Stock Market, Inc. and are carried at market value based on quoted market prices. The change in unrealized appreciation on investment securities is recorded on the Statement of Income.

The directed brokerage expenses represent reimbursement of brokerage commissions generated from a certain customer.

(Continued)

(2) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2007, the Company had net capital of $837,276, which was $832,276 in excess of the required minimum capital of $5,000 and its ratio of aggregate indebtedness to net capital was 0.07 to 1.0.

In accordance with the Company's agreement with a third party broker-dealer for securities clearance services (the Agreement), the Company is required to maintain net capital equal to the greater of the amount required by Rule 15c3-1 or $150,000. In addition, the Company is required to notify the clearing broker-dealer when its aggregate indebtedness ratio reaches or exceeds 10 to 1 or if the Company elects to operate under paragraph (a)(1)(ii) of Rule 15c3-1 of the Securities Exchange Act of 1934, as amended, when the Company's net capital is less than the greater of $150,000 or 5% of aggregate indebtedness computed in accordance with Rule 15c3-1. The Parent has entered into a continuing guarantee with the clearing broker-dealer covering all obligations of the Company incurred and arising pursuant to the terms of the Agreement. This guarantee is limited to the difference between the net capital as computed under Rule 15c3-1 and $150,000, for so long as the Company's net capital is less than $150,000, if applicable.

(3) Related-Party Transactions

Pursuant to an Administrative Services Agreement dated as of January 1, 2003, the Parent provides various administrative and support services (including use of trademarks) to the Company. In consideration for such services, the Company pays an administrative services fee equal to the costs, which are directly or indirectly incurred with respect to such services, which amounted to $94,883 for the year ended December 31, 2007. These costs are largely allocated to the Company by the Parent, proportionately based on a relevant methodology. Management of the Company believes the allocation methods used are reasonable and appropriate in the circumstances.

Due from Parent is primarily composed of the net intercompany receivables and payables with the Parent relating to expenses allocated to the Company and incurred by the Parent on behalf of the Company.

(4) Income Taxes

A tax sharing agreement covers the members of the MassMutual consolidated group and all single member limited liability companies owned by the consolidated group members (collectively, the Parties). That agreement generally requires MassMutual to pay each party to the extent the Party's activity decreases the consolidated federal income tax liability. These tax sharing payments are calculated and paid on a quarterly basis. As of December 31, 2007, $5,311 was receivable from MassMutual through the Parent for consolidated income taxes.

The Company accounts for income taxes and related accounts under the liability method. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted rates expected to be in effect during the year in which the basis difference reverses.

(Continued)

The components of income taxes in the statement of income for the year ended December 31, 2007 are as follows:

Current:		
Federal	$	8,063
State		2,697
Total current		10,760
Deferred:		
Federal		8,143
State		951
Total deferred		9,094
Total tax expense	$	19,854

A reconciliation of the differences between income tax expense and the amount computed by applying the statutory U.S. federal tax rate to pre-tax income for the year ended December 31, 2007 is as follows:

		Amount	Percent
Provision for income taxes at U.S. federal rate	$	17,673	35.0%
State taxes, net of federal effect		1,308	2.6
Other		873	1.7
Total effective income tax rate	$	19,854	39.3%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and deferred tax liabilities as of December 31, 2007 are as follows:

Deferred tax assets:		
Allowance for bad debt	$	853
Total deferred tax assets		853
Deferred tax liabilities:		
Cumulative unrealized gain on investments		18,087
Total deferred tax liabilities		18,087
Net deferred tax liability	$	(17,234)

(Continued)

TREMONT SECURITIES, INC.

Notes to Financial Statements

December 31, 2007

Effective January 1, 2007, the Company adopted provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 addresses the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a threshold of more-likely-than-not for recognition and derecognition of tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, classification, interest and penalties, and disclosure. The adoption and application of FIN 48 did not impact the Company's financial statements.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the amount of taxes paid in prior years, scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in this assessment. Based upon its projections as of December 31, 2007, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

The following is the major tax jurisdiction for the Company and the earliest tax year subject to examination: United States – 2003. The United States Internal Revenue Service (IRS) has completed its examination of Mass Mutual consolidated group's income tax returns through the year 2003. An audit of tax years beginning with 2004 is expected to begin shortly. Management believes that adjustments, which may result from such examinations, will not materially affect the Company's financial position.

SUPPLEMENTARY SCHEDULES

TREMONT SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission

December 31, 2007

Computation of net capital:		
Total shareholder's equity from statement of financial condition	$	960,361
Deductions:		
Nonallowable assets:		
Private placement fees receivable		61,913
Other assets		29,265
Total nonallowable assets		91,178
Net capital before haircut and other deductions		869,183
Less haircut on investments		26,907
Net capital		842,276
Excess deductible for fidelity bond coverage		5,000
Net capital	$	837,276
Aggregate indebtedness:		
Total liabilities from statement of financial condition	$	57,734
Total aggregate indebtedness	$	57,734
Computation of basic net capital requirements:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	3,848
Minimum dollar net capital requirement		5,000
Net capital requirement (greater of above amounts)		5,000
Excess net capital		832,276
Ratio of aggregate indebtedness to net capital		0.07 to 1.0

There were no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA FOCUS filing as of December 31, 2007.

TREMONT SECURITIES, INC.

Statement Regarding SEC Rule 15c3-3

December 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, as amended, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

SUPPLEMENTARY INDEPENDENT AUDITORS' REPORT

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Supplementary Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Tremont Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Tremont Securities, Inc. (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements and supplemental schedules, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2008

END